Filed by Energy Transfer Partners, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Energy Transfer Partners, L.P. Commission File No.: 001-31219 Date: August 15, 2018 ENERGY TRANSFER EQUITY & ENERGY TRANSFER PARTNERS 2018 Citi One-on-One MLP / Midstream Infrastructure Conference August 15-16, 2018Filed by Energy Transfer Partners, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Energy Transfer Partners, L.P. Commission File No.: 001-31219 Date: August 15, 2018 ENERGY TRANSFER EQUITY & ENERGY TRANSFER PARTNERS 2018 Citi One-on-One MLP / Midstream Infrastructure Conference August 15-16, 2018

FORWARD-LOOKING STATEMENTS / LEGAL DISCLAIMER th th Management of Energy Transfer Equity, L.P. (ETE) and Energy Transfer Partners, L.P. (ETP) will provide this presentation to analysts at meetings to be held on August 15 and 16 , 2018. At the meetings, members of management may make statements about future events, outlook and expectations related to Panhandle Eastern Pipe Line Company, LP (PEPL), Sunoco LP (SUN), USA Compression Partners, LP (USAC), ETP and ETE (collectively, the Partnerships), and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Partnerships and their subsidiaries all of which statements are forward-looking statements. Any statement made by a member of management of the Partnerships at these meetings and any statement in this presentation that is not a historical fact will be deemed to be a forward-looking statement. These forward-looking statements rely on a number of assumptions concerning future events that members of management of the Partnerships believe to be reasonable, but these statements are subject to a number of risks, uncertainties and other factors, many of which are outside the control of the Partnerships. While the Partnerships believe that the assumptions concerning these future events are reasonable, we caution that there are inherent risks and uncertainties in predicting these future events that could cause the actual results, performance or achievements of the Partnerships and their subsidiaries to be materially different. These risks and uncertainties are discussed in more detail in the filings made by the Partnerships with the Securities and Exchange Commission, copies of which are available to the public. The Partnerships expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels. Additional Information and Where to Find It ETE has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of ETP that also constitutes a prospectus of ETE (the “Proxy Statement/Prospectus”). The registration statement on Form S-4 has not been declared effective by the SEC, and the definitive Proxy Statement/Prospectus has not yet been delivered to ETP common unitholders. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY BECOME AVAILABLE. These documents (when they become available), and any other documents filed by ETE or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the Proxy Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of ETE or ETP at the numbers and addresses set forth below: Energy Transfer Equity, L.P. Energy Transfer Partners, L.P. 8111 Westchester Drive, Suite 600 Dallas, TX 75225 Attn: Investor Relations Phone: (214) 981-0700 InvestorRelations@energytransfer.com Forward-Looking Statements This presentation includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETE and ETP cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ETE and ETP with the Securities and Exchange Commission (the “SEC”), which are available to the public. ETE and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. Participants in the Solicitation ETE, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETE is contained in ETE’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus. No Offer or Solicitation This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2FORWARD-LOOKING STATEMENTS / LEGAL DISCLAIMER th th Management of Energy Transfer Equity, L.P. (ETE) and Energy Transfer Partners, L.P. (ETP) will provide this presentation to analysts at meetings to be held on August 15 and 16 , 2018. At the meetings, members of management may make statements about future events, outlook and expectations related to Panhandle Eastern Pipe Line Company, LP (PEPL), Sunoco LP (SUN), USA Compression Partners, LP (USAC), ETP and ETE (collectively, the Partnerships), and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Partnerships and their subsidiaries all of which statements are forward-looking statements. Any statement made by a member of management of the Partnerships at these meetings and any statement in this presentation that is not a historical fact will be deemed to be a forward-looking statement. These forward-looking statements rely on a number of assumptions concerning future events that members of management of the Partnerships believe to be reasonable, but these statements are subject to a number of risks, uncertainties and other factors, many of which are outside the control of the Partnerships. While the Partnerships believe that the assumptions concerning these future events are reasonable, we caution that there are inherent risks and uncertainties in predicting these future events that could cause the actual results, performance or achievements of the Partnerships and their subsidiaries to be materially different. These risks and uncertainties are discussed in more detail in the filings made by the Partnerships with the Securities and Exchange Commission, copies of which are available to the public. The Partnerships expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels. Additional Information and Where to Find It ETE has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of ETP that also constitutes a prospectus of ETE (the “Proxy Statement/Prospectus”). The registration statement on Form S-4 has not been declared effective by the SEC, and the definitive Proxy Statement/Prospectus has not yet been delivered to ETP common unitholders. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY BECOME AVAILABLE. These documents (when they become available), and any other documents filed by ETE or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the Proxy Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of ETE or ETP at the numbers and addresses set forth below: Energy Transfer Equity, L.P. Energy Transfer Partners, L.P. 8111 Westchester Drive, Suite 600 Dallas, TX 75225 Attn: Investor Relations Phone: (214) 981-0700 InvestorRelations@energytransfer.com Forward-Looking Statements This presentation includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETE and ETP cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ETE and ETP with the Securities and Exchange Commission (the “SEC”), which are available to the public. ETE and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. Participants in the Solicitation ETE, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETE is contained in ETE’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus. No Offer or Solicitation This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2

ETP HIGHLIGHTSETP HIGHLIGHTS

ETP KEY INVESTMENT HIGHLIGHTS

Well Positioned Assets

- Fully integrated platform spanning entire midstream value chain
- Assets well positioned in most active basins
- Integrated assets allow solid commercial synergies across entire midstream value chain, including gas, crude and NGLs

Growth From Organic Investments

- Completing multi-year capex program
- Beginning to see strong EBITDA growth from recently completed major growth projects
- Expect additional EBITDA growth from remainder of projects coming online through 2020

Solid Financials

- Stable cash flow profile with minimal contract roll-offs
- Healthy and improving balance sheet
- Strong funding activity in 2017 and YTD 2018 resulting in majority of 2018 pre-funded

4

RECENT HIGHLIGHTS

Q2 2018 Earnings	• ETP Adjusted EBITDA (consolidated): $2.05 billion, up more than 30% year-over-year • Distributable Cash Flow attributable to the partners of ETP: $1.32 billion, up nearly 40% year-over-year • ETE Distributable Cash Flow, as adjusted: $407 million • Distribution per ETP common unit paid August 14, 2018: $0.565 ($2.26 per ETP common unit annualized) • Distribution per ETE common unit will be paid August 20, 2018: $0.305 ($1.22 per ETE common unit annualized) • Distribution coverage ratio: ETP - 1.23x; ETE – 1.15x
Series D Perpetual Preferred Units	• In July 2018, ETP issued $445 million of its 7⅝% Series D Fixed-To-Floating Rate Cumulative Redeemable Perpetual Preferred Units • Provide a cost-effective means of raising equity capital, and ETP used the proceeds to repay amounts outstanding under its revolving credit facilities and for general partnership purposes • The securities received 50% equity treatment from all three ratings agencies
ETE / ETP Simplification	• In August 2018, ETP and ETE entered into a merger agreement pursuant to which ETP will merge with a wholly-owned subsidiary of ETE, with ETP unitholders (other than ETE subsidiaries) receiving 1.28 ETE common units in exchange for each ETP common unit owned • The transaction is expected to close in the fourth quarter of 2018, subject to approval by a majority of the unaffiliated unitholders of ETP and other customary closing conditions
Growth Project Updates	• In May 2018, ETP announced the receipt of approval to place the remaining portion of Phase 2 of the Rover pipeline in service, effective June 1, 2018, allowing for use of 100% of Rover's 3.25 Bcf/d mainline capacity • In May 2018, ETP placed into service Red Bluff Express Pipeline, a 1.4 Bcf/d natural gas pipeline that runs through the heart of the Delaware basin and connects the ETP Orla Plant and multiple third-party plants to ETP's Waha Oasis Header • In July 2018, ETP placed into service Frac V, a 120,000 barrel per day fractionator located in Mont Belvieu, Texas that is fully subscribed under multiple long-term, fixed-fee contracts

5

SIGNIFICANT GEOGRAPHIC FOOTPRINT ACROSS THE FAMILY



Asset Overview

- Energy Transfer Assets
- Terminals
- Marcus Hook
- Eagle Point
- Nederland
- Midland

Recently In-service & Announced Growth Projects

- Lake Charles LNG
- Dakota Access Pipeline
- ETCO Pipeline
- Comanche Trail Pipeline
- Trans-Pecos Pipeline
- Bayou Bridge
- Rover Pipeline
- Revolution System
- Mariner East Phase 2

6

A TRULY UNIQUE FRANCHISE

ENERGY TRANSFER | Lake Charles LNG | SUNOCO LP


Natural Gas
NGLs
Crude Oil

- Gather ~ 11.6 million mmbtu/d of gas & 513,000 bbls/d of NGLs produced
- Transport ~19 million mmbtu/d of natural gas
- Fractionate ~470,000 bbls/d of NGLs at Mont Belvieu
- Transport ~4.2 million barrels crude oil per day
- One of the largest planned LNG Export facilities in the US
- More than 7.9 billion gallons of annual motor fuel sales

7

FULLY INTEGRATED PLATFORM SPANNING THE ENTIRE MIDSTREAM VALUE CHAIN

➢ **Involvement in Major Midstream Themes Across the Best Basins and Logistics Hubs**

	Franchise Strengths	Opportunities
Interstate Natural Gas T&S	• Access to multiple shale plays, storage facilities and markets • Approximately 95% of revenue from reservation fee contracts • Well positioned to capitalize on changing market dynamics • Key assets: Rover, PEPL, FGT, Transwestern, Trunkline, Tiger	• Marcellus natural gas takeaway to the Midwest, Gulf Coast, and Canada • Backhaul to LNG exports and new petrochemical demand on Gulf Coast
Intrastate Natural Gas T&S	• Well positioned to capture additional revenues from anticipated changes in natural gas supply and demand • Largest intrastate natural gas pipeline and storage system on the Gulf Coast • Key assets: ET Fuel Pipeline, Oasis Pipeline, Houston Pipeline System, ETC Katy Pipeline	• Natural gas exports to Mexico • Additional demand from LNG and petrochemical development on Gulf Coast
Midstream	• ~33,000 miles of gathering pipelines with ~6.9 Bcf/d of processing capacity • Projects placed in-service underpinned by long-term, fee-based contracts	• Gathering and processing build out in Texas and Marcellus/Utica • Synergies with ETP downstream assets • Significant growth projects ramping up to full capacity over the next two years
NGL & Refined Products	• World-class integrated platform for processing, transporting, fractionating, storing and exporting NGLs • Fastest growing NGLs business in Mont Belvieu via Lone Star • Liquids volumes from our midstream segment culminate in the ETE family's Mont Belvieu / Mariner South / Nederland Gulf Coast Complex • Mariner East provides significant Appalachian liquids takeaway capacity connecting NGL volumes to local, regional and international markets via Marcus Hook	• Increased volumes from transporting and fractionating volumes from Permian/Delaware and Midcontinent basins • Increased fractionation volumes as large NGL fractionation third-party agreements expire • Permian NGL takeaway • New ethane and ethylene export opportunities from Gulf Coast
Crude Oil	• Bakken Crude Oil pipeline supported by long-term, fee-based contracts; expandable to 570,000 bpd with pump station modifications • Significant Permian takeaway abilities with potential to provide the market with ~1 million barrels of crude oil takeaway • ~400,000 barrels per day crude oil export capacity from Nederland • 26 million barrel Nederland crude oil terminal on the Gulf Coast • Bakken crude takeaway to Gulf Coast refineries	• Permian Express 3 expected to provide Midland & Delaware Basin crude oil takeaway to various markets, including Nederland, TX • Permian Express Partners Joint Venture with ExxonMobil • Also aggressively pursuing larger project to move barrels from the Permian Basin to Nederland, providing shipper capacity to ETP storage facilities and header systems

8

FULLY INTEGRATED SERVICES BY REGION ETP Services By Region Midstream Natural Gas Liquids Crude Interstate Intrastate Bakken Marcellus/Utica MidCon/Panhandle North Texas Permian Basin Ark-La-Tex Eagle Ford/SE Texas 9FULLY INTEGRATED SERVICES BY REGION ETP Services By Region Midstream Natural Gas Liquids Crude Interstate Intrastate Bakken Marcellus/Utica MidCon/Panhandle North Texas Permian Basin Ark-La-Tex Eagle Ford/SE Texas 9

ETP ASSETS ALIGNED WITH MAJOR U.S. DRILLING REGIONS

ETP Rig Count Vs. Total US Rig Count[1]



1200
1100
1000
900
800
700
600
500
400
300
200
100
0
797
1,137
ETP Rig Count By Region
Total US Rig Count
Permian
Ark-La-Tex
Bakken
Eagle Ford
Marcellus/Utica
MidCon/Panhandle
North Texas

ETP Rig Count[1] Vs. Lower 48 US Rig Count



ETP Rig Count Areas
Rigs: 59
Rigs: 37
Rigs: 99
Rigs: 12
Rigs: 443
Rigs: 52
Rigs: 95
Legend
ETP Crude
ETP Crude Project
ETC Pipelines
Marcellus/Utica
Bakken
Midcon/Panhandle
North Texas
ArkLaTex
Eagleford
Permian

- Significant growth opportunities from bolt-on projects
  - Bolt-on projects are typically lower cost, higher return

ETP's gas and crude gathering assets are located in counties where ~70% of total US rigs are currently drilling

(1) Source: Drilling Info; ETP rig count includes only rigs operating in counties in which ETP has assets/operations. As of 5-16-2018.

10

FULLY INTEGRATED MIDSTREAM/LIQUIDS PLATFORM ACROSS NORTH AMERICA

The ability to integrate an end-to-end liquids solution will better serve customers and alleviate bottlenecks currently faced by producers



Legacy Energy Transfer
NGL Pipelines
Crude Projects(1)
NGL Projects
LNG Facilities
Fractionator
Legacy Sunoco Logistics
Refined Products/NGL
Crude
Growth Projects
Facility

Marcus Hook: The future Mont Belvieu of the North

- 800 acre site: inbound and outbound pipeline along with infrastructure connectivity
- Logistically and financially advantaged for exports being 1,500 miles closer to Europe, significantly reducing shipping cost.
- Advantaged to local and regional markets
- No ship channel restriction, compared to the Houston Ship Channel
- 4 seaborne export docks can accommodate VLGC sized vessels
- ETP's Rover, Revolution and Mariner East systems provide long-term growth potential

Lone Star is the fastest growing NGLs business in Mont Belvieu

- Fracs I, II, III, IV and V in service. Frac VI expected in-service Q2 2019
- Plot plan in place for an additional Frac on existing footprint (7 fractionators in total)
- Total Frac capacity potentially 800,000 bpd
- ~2,000 miles of NGL pipelines with fully-expanded capacity of ~1,300,000 bpd
- Storage capacity of 53 millions barrels
- ~200,000 bpd LPG export terminal
- ETP's Lone Star presence in Mont Belvieu combined with its Nederland terminal provide opportunities for multiple growth projects
- Potential ethane and ethylene projects delivering Lone Star fractionated products to Nederland for export

(1) Via joint ventures

11

GROWTH FROM ORGANIC INVESTMENTSGROWTH FROM ORGANIC INVESTMENTS

ORGANIC GROWTH ENHANCES THE COMBINED ENTITY'S STRONG FOOTHOLD IN THE MOST PROLIFIC PRODUCING BASINS



Active in 9 of the top 10 basins by active rig count with a rapidly increasing footprint in the most prolific US onshore plays
2017 Bakken Crude Pipeline (1)
2013 Mariner West
2014 Mariner East 1 - Propane
2015 Allegheny Access
2016 Ohio River System(1)
Mariner East 1 – Ethane and Propane
NE PA Expansion Projects
2017 Rover Pipeline (includes making PEPL/TGC bi-directional(1)*
2018 Mariner East 2*
Revolution Pipeline*
2019 Mariner East 2X Expansion*
2010 Fayetteville Express Pipeline ~185 mile 42" gas pipeline(1)
2009 Phoenix Lateral added to Transwestern pipeline – 260-mile, 36" and 42" gas pipeline
2009 Midcontinent Express JV – 500 mile gas pipeline from Woodford and Barnett(1)
2014 Granite Wash Extension
2013 Permian Express 1
2014 Rebel Plant
Permian Express 1 expansion
2015 Permian Express 2
Mi Vida Plant
2016 Permian Longview & Louisiana Extension
Delaware Basin Extension
Orla Plant
Lone Star Express
2017 Panther Plant
Trans-Pecos / Comanche Trail(1)
Arrowhead Plant
Permian Express 3 Phase 1
2018 Rebel II
Red Bluff Express Pipeline
Arrowhead II*
2019 Red Bluff Express Pipeline Expansion*
2020 J.C. Nolan Diesel Pipeline*
2007 Expanded Godley Plant to 400 MMcf/d
2008 Expanded Godley Plant to 600 MMcf/d
Eight 36" & 42" gas pipelines totaling 419 miles
Texas Independence Pipeline – 148 mile 42" gas pipeline
2013 Godley Plant – expanded to 700 MMcf/d
2007 First 42" gas pipeline in Texas
2010 Tiger Pipeline – 175 mile 42" gas pipeline
2015 Alamo Plant
2011 Freedom (43 miles) and Liberty NGL Pipelines (93 miles)(1)
2012 ETP Justice Pipeline
Lone Star Fractionator I
2013 Lone Star Fractionator II
Jackson Plant
2014 Nueces Crossover
2015 Mariner South
Lone Star Fractionator III
2016 Lone Star Fractionator IV
Bayou Bridge Phase I(1)
2018 Bayou Bridge Phase II(1)*
Lone Star Fractionator V
2019 Lone Star Fractionator VI*
2020 Orbit Ethane Export Facility* (1)
2020+ Lake Charles LNG Facility (60% ETE/40% ETP)*
2010 Dos Hermanas Pipeline – 50 mile, 24" gas pipeline
2011 Chisholm Pipeline – 83 miles
Rich Eagle Ford Mainline ("REM") Phase I – 160 miles
2012 Chisholm Plant, Kenedy Plant, and REM Phase II
Lone Star West Texas Gateway
2014 REM expanded to exceed 1 Bcf/d
Rio Bravo Crude Conversion
Eagle Ford Expansion Project
2015 Kenedy II Plant (REM II)
2014 Eaglebine Express

** Growth project under development*

(1) Joint venture.

13

ETP PROJECTS PROVIDE VISIBILITY FOR FUTURE EBITDA GROWTH


Ramping Up
TPP
CTP
Bakken
Arrowhead
PE3 Phase I
Rebel II Processing Plant
Old Ocean Pipeline
Red Bluff Express Pipeline
Lone Star Frac V
Under Development
Phase I
Rover Phase II
Revolution System
Mariner East 2
Mariner East 2
Arrowhead II
Phase I
Bayou Bridge Phase II
NTP Pipeline Expansion
PE3
PE3
Lone Star Frac VI
Mariner East 2X
Red Bluff Express Pipeline Expansion
J.C. Nolan Diesel Pipeline
Orbit Ethane Export Facility
2017
2018
2019
2020

ETP has a significant number of growth projects coming online that will contribute incremental cash flows

14

FORESEE SIGNIFICANT EBITDA GROWTH IN 2018 FROM COMPLETION OF PROJECT BACKLOG

	Project Description	Project Timing
Trans-Pecos & Comanche Trail Pipelines[1]	Collective 337 miles of natural gas pipelines with 2.5 Bcf/d capacity in the Permian	In Service Q1 2017
Bakken Crude Pipeline[2]	30" pipeline from North Dakota to Patoka Hub, interconnection with ETCO to reach Nederland	In Service June 2017
Arrowhead Processing Plant	200 MMcf/d cryogenic processing plant in Midland Basin	In Service Q3 2017
Permian Express 3	Provides incremental Permian takeaway capacity, with total capacity of 140Mbpd	100 Mbpd Q4 2017 Remainder Q4 2018
Rebel II Processing Plant	200 MMcf/d cryogenic processing plant near existing Rebel plant	In Service Q2 2018
Old Ocean Pipeline[3]	24-inch, 160,000 Mmbtu/d natural gas pipeline from Maypearl, TX to Hebert, TX	In Service Q2 2018
Red Bluff Express Pipeline	~80-mile pipeline with capacity of at least 1.4 bcf/d will connect Orla Plant to the Waha Plant to provide residue takeaway; new extension will add an incremental 25 miles of pipeline	Q2 2018 / 2H 2019
Rover Pipeline[4]	712 mile pipeline from Ohio / West Virginia border to Defiance, OH and Dawn, ON	Aug. 31, 2017 – Q2 2018
Revolution	110 miles of gas gathering pipeline, cryogenic processing plant, NGL pipelines, and fractionation facility in PA	Q3 2018
Lone Star Frac V	Additional 120 Mbpd fractionator at Mont Belvieu complex	In Service July 2018
Mariner East 2	NGLs from Ohio/PA Marcellus Shale to the Marcus Hook Industrial Complex with 275Mbpd capacity upon full completion	End of Q3 2018
Arrowhead II	200 MMcf/d cryogenic processing plant in Midland Basin	Q4 2018
Bayou Bridge[5]	Crude pipeline connecting Nederland to Lake Charles / St. James, LA	Q2 2016 / Q4 2018
NTP Pipeline Expansion[3]	36-inch natural gas pipeline expansion, providing 160,000 Mmbtu/d of additional capacity from WTX for deliveries into Old Ocean	End of 2018
Mariner East 2X	Increase NGL takeaway from the Marcellus to the East Coast w/storage at Marcus Hook Industrial Complex	Q2/Q3 2019
Lone Star Frac VI	Additional 140 Mbpd fractionator at Mont Belvieu complex	Q2 2019
J.C. Nolan Diesel Pipeline	30,000 bbls/d diesel pipeline from Hebert, TX to newly-constructed terminal in Midland, TX	Q3 2020
Orbit Ethane Export Terminal	800,000 bbl refrigerated ethane storage tank and 175,000 bbl/d ethane refrigeration facility and 20-inch ethane pipeline to connect Mont Belvieu to export terminal	End of 2020

(1) JV with Carso Energy and Mastec, Inc: ETP – 16%, Mastec – 33%, Carso – 51%
(2) JV with MarEn and PSXP; ETP ownership ~36.37%; MarEn, 36.75%; PSXP, 25%
(3) 50/50 JV with Enterprise
(4) 32.56% ETP; 35% Traverse; 32.44% Blackstone
(5) JV with Phillips 66 Partners: 60% ETP ownership/operator; 40% Phillips 66 Partners
(6) Pending FID, which is subject to execution of commercial off-take commitments and acceptable engineering and construction bids

15

CRUDE OIL SEGMENT-BAKKEN PIPELINE PROJECT



1,172 miles of new 30"
Trunkline Conversion 743 miles[1] of mostly 30" to crude service
Delivery Points
Origin Sites
Dakota Access Pipeline
Energy Transfer Crude Oil Pipeline
Bayou Bridge Pipeline
Nederland Terminal

Project Details

- Dakota Access Pipeline connects Bakken production to Patoka Hub, IL, with interconnection to Energy Transfer Crude Oil Pipeline (Trunkline conversion) to reach Nederland and the Gulf Coast
  - Have commitments, including shipper flexibility and walk-up for an initial capacity of ~470,000 barrels per day
  - Open season in early 2017 increased the total to ~525,000 barrels per day
  - Expandable to 570,000 barrels per day with pump station modifications
  - Went into service and began collecting demand charges on the initial committed capacity June 1, 2017
  - Q2 2018 volumes averaged over 470,000 barrels

Project Name	Asset Type	Miles	Project Cost ($bn)	In-service	Average Contract Duration
[2] Dakota Access	Crude pipelines	1,172	$4.8	June 1, 2017	8.5 yrs
[2] ETCO Pipeline	Crude pipelines	743[1]			

Note: Gross JV project cost where applicable
(1) 676 miles of converted pipeline + 67 miles of new build
(2) Ownership is ETP-~36.37%, MarEn-36.75%, PSXP-25%

16

CRUDE OIL SEGMENT-CRUDE EXPANSION PROJECTS

Permian Crude Projects



Lea Station
Loving Station
Colorado City
Permian Express Terminal
Corsicana
ETP Nederland Terminal
Dallas
Fort Worth
Abilene
Shreveport
Odessa
Midland
Austin
Houston
San Antonio
Galveston
Delaware Basin Pipeline
Permian Express 2 & 3
Nederland Access Pipeline
30" Crude Project[1]

1 Approximate route of potential new 30" crude pipeline

Permian Express 3

- Expected to provide Midland & Delaware Basin producers new crude oil takeaway capacity (utilizing existing pipelines) from this rapidly growing area to multiple markets, including the 26 million barrel ETP Nederland, Texas terminal facility
- Total PE3 capacity expected to be 140,000 barrels per day (formerly PE3 Phase I)
- Placed ~100,000 barrels of capacity into-service in Q4 2017, with remaining capacity expected to come online in Q4 2018
- Completed successful open season for up to 50,000 additional barrels per day, which represents the remaining available capacity on PE3

New 30-Inch Crude Pipeline

- Making significant progress on new 30-inch crude pipeline JV project with Magellan and other strategic shippers
- Will provide flexibility from the Permian Basin for deliveries to East Houston, and to the significant market and refinery corridor in the Nederland / Beaumont areas
- Expected to have an initial capacity of ~600,000 barrels per day, expandable to one million barrels per day

17

CRUDE OIL SEGMENT-BAYOU BRIDGE PIPELINE PROJECT

Project Details

- Joint venture between Phillips 66 Partners (40%) and ETP (60%, operator)
- 30" Nederland to Lake Charles segment went into service in April 2016
- 24" St. James segment expected to be complete in the fourth quarter of 2018
- Light and heavy service
- Project highlights synergistic nature of ETP crude platform and creates additional growth opportunities and market diversification

Bayou Bridge Pipeline Map


Bayou Bridge Pipeline Project
Mississippi
Texas
Louisiana
Lake Charles
Nederland
St. James
Legend
Origin Location
Destination Locations
Nederland to St. James Proposed Route

18

NGL & REFINED PROJECTS SEGMENT: MARINER EAST SYSTEM

- A comprehensive Marcellus Shale solution reaching local, regional and international markets
- Will transport Natural Gas Liquids from OH / Western PA to the Marcus Hook Industrial Complex on the East Coast
- Supported by long-term, fee-based contracts

Mariner East 1:

- Currently in-service for Propane & Ethane transportation, storage & terminalling services
- Approximate capacity of 70,000 barrels per day

Mariner East 2:

- Expected to be in initial service end of Q3 2018
- NGL transportation, storage & terminalling services
- Capacity of 275,000 barrels per day upon full completion, with ability to expand as needed

Mariner East 2x:

- Expected to be in-service Q2/Q3 2019
- Transportation, storage and terminalling services for ethane, propane, butane, C3+, natural gasoline, condensate and refined products



OHIO
Scio
Hopedale
Houston
Delmont
Mechanicsburg
Sheaffferstown
Montello
Sinking Spring
Twin Oaks
Marcus Hook
Natrium
WEST VIRGINIA
MARYLAND
DELAWARE
Proposed ME2 Pipeline
Existing Third Party Pipeline
ME1 Pipeline
SXL Terminal Facilities
Third Party Facility
Pennsylvania Propane Delivery
Marcellus Shale Formation

19

MIDSTREAM SEGMENT: PERMIAN BASIN INFRASTRUCTURE BUILDOUT Ø ETP is nearing capacity in both the Delaware and Midland Basins due to continued producer demand and strong growth outlook in the Permian Ø As a result of this demand, ETP has continued to build out its Permian infrastructure • Brought 600 mmcf/d of processing capacity online in 2016 and 2017 • Brought 200 mmcf/d Rebel II processing plant online at the end of April 2018 • Expect 200 mmcf/d Arrowhead II processing plant to be placed into service in Q4 2018 20MIDSTREAM SEGMENT: PERMIAN BASIN INFRASTRUCTURE BUILDOUT Ø ETP is nearing capacity in both the Delaware and Midland Basins due to continued producer demand and strong growth outlook in the Permian Ø As a result of this demand, ETP has continued to build out its Permian infrastructure • Brought 600 mmcf/d of processing capacity online in 2016 and 2017 • Brought 200 mmcf/d Rebel II processing plant online at the end of April 2018 • Expect 200 mmcf/d Arrowhead II processing plant to be placed into service in Q4 2018 20

MIDSTREAM SEGMENT: REVOLUTION SYSTEM PROJECT

Project Details

- System is located in Pennsylvania's Marcellus/Upper Devonian Shale rich-gas area
- Rich-gas, complete solution system
- Currently 20 miles of 16" in-service
- Build out assets will include:
  - 110 miles of 20", 24" & 30" gathering pipelines
  - Cryogenic processing plant with de-ethanizer
  - Natural gas residue pipeline with direct connect to Rover pipeline
  - Purity ethane pipeline to Mariner East system
  - C3+ pipeline and storage to Mariner East system
  - Fractionation facility located at Marcus Hook facility
- Multiple customers committed to project, which include volume commitments and a large acreage dedication
- The Revolution processing plant is complete and will go into full service once Rover has received full approval of the remaining supply laterals

Revolution Project Map



SXL & ETP North East Assets
Legend

- *Opportunity to connect Revolution system to Mariner East system to move additional NGL volumes out of the Marcellus / Utica*
- *Potential to increase product flows to Marcus Hook*

21

INTERSTATE SEGMENT: MARCELLUS/UTICA ROVER PIPELINE

Project Details

- Sourcing natural gas from the Marcellus and Utica shales
- Connectivity to numerous markets in the U.S. and Canada
  - Midwest: Panhandle Eastern and ANR Pipeline near Defiance, Ohio
  - Michigan: MichCon, Consumers
  - Trunkline Zone 1A (via PEPL/Trunkline)
  - Canada: Union Gas Dawn Hub in Ontario, Canada
- 712 miles of new pipeline with capacity of 3.25 Bcf/d
- 3.1 Bcf/d contracted under long-term, fee-based agreements
- 32.56% owned by ETP / 32.44% owned by Blackstone / 35% owned by Traverse Midstream Partners LLC[1]

Timeline

- Phase IA began natural gas service on August 31, 2017; Phase IB began natural gas service in mid- December 2017
- Received FERC approval to place additional Phase II facilities into service, allowing for the full commercial operational capability of the Market North Zone segments
- 100% of Rover mainline capacity in-service
- Submitted in-service requests to FERC for Majorsville on May 7, 2018, and Burgettstown on February 13, 2018
- Plan to file for Sherwood / CGT laterals by mid-August 2018

Rover Project Map



Rover Counties Traversed
Michigan
Indiana
Ohio
Pennsylvania
West Virginia
Maryland
Market Compressor Station
Mainline Compressor Station
Supply Compressor Station
Vector Pipeline
ANR Pipeline
Union Gas Limited
Panhandle Eastern

22

1) On October 31, 2017, ETP closed on the previously announced sale of a 32.44% equity interest in an entity holding interest in the Rover Pipeline Project to a fund managed by Blackstone Energy Partners. The transaction was structured as a sale of a 49.9% interest in ET Rover Pipeline, an entity that owned a 65% interest in Rover.

SOLID FINANCIALSSOLID FINANCIALS

PRIMARILY FEE-BASED BUSINESS MIX

Stability of Cash Flows

- **Midstream:** Approximately 80% fee-based margins from minimum volume commitment, acreage dedication and throughput-based contracts
- **NGL & Refined Products:** Transportation revenue from dedicated capacity and take-or-pay contracts, storage revenues consisting of both storage fees and throughput fees, and fractionation fees, which are primarily frac-or-pay structures
- **Interstate Transportation & Storage:** Approximately 95% firm reservation charges based on amount of firm capacity reserved, regardless of usage
- **Crude Oil**: Primarily fee-based revenues derived from the transporting and terminalling of crude oil
- **Intrastate:** Primarily fixed-fee reservation charges, transport fees based on actual throughput, and storage fees

Q2 2018 Segment Margin by Segment



All Other 3%
Midstream Fee 20%
Midstream Non-Fee 6%
NGL & Refined Products 26%
Crude 19%
Interstate 14%
Intrastate 12%

24

STRONG FOCUS ON THE BALANCE SHEET AND LIQUIDITY POSITION

Focus on liquidity and the balance sheet

- Liquidity update:
  - On December 1, 2017, the Partnership entered into a new $4 billion 5-year revolving credit facility, and $1 billion 364-day credit facility to replace the legacy ETP and legacy SXL credit facilities
- Recent credit-supportive strategic actions:
  - In November 2017, ETP raised $1.48 billion through Series A and Series B Perpetual Preferred Units. These securities received 50% equity treatment from all three ratings agencies
  - On February 7, 2018, SUN repurchased approximately 17.3 million SUN common units owned by ETP for approximately $540 million. ETP used the proceeds to repay amounts outstanding under its revolving credit facility
  - On April 2, 2018, ETP sold its CDM compression business to USA Compression Partners (USAC) for $1.232 billion in cash, 19.2 million USAC common units, and 6.4 million USAC Class B units
  - In April 2018, ETP issued $450 million of its 7.375% Series C Perpetual Preferred Units. These securities received 50% equity treatment from all three ratings agencies
  - In July 2018, ETP issued $445 million of its 7.625% Series D Perpetual Preferred Units. These securities also received 50% equity treatment from all three ratings agencies

Improving leverage metrics



Debt/Adjusted EBITDA[1]
Further deleveraging expected driven by EBITDA[1] growth
5.54x
5.40x
4.81x
4.27x
4.45x
4.13x
4.00x[2]
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
2018+

25

1 EBITDA and Adjusted EBITDA represents ETP consolidated on a last quarter annualized basis. See reconciliation of non-GAAP measures in the Appendix to this presentation.
2 Pro forma for Class C unit offering and cash proceeds from USAC transaction, debt/adjusted EBITDA would have been 4.23x

ETE ACQUISITION OF ETP OVERVIEWETE ACQUISITION OF ETP OVERVIEW

TRANSACTION OVERVIEW · Energy Transfer Equity, LP (“ETE”) and Energy Transfer Partners, LP (“ETP”) have entered into a merger agreement providing for the acquisition of ETP by ETE for $27 billion in ETE units – 1.280x ETE common units for each public ETP common unit, implying a price of $23.59 per unit based on ETE’s closing price immediately prior to the announcement of the transaction – Represents an 11% premium to the previous day’s ETP closing price and a 15% premium to 10-day VWAP · Transaction expected to be immediately accretive to ETE’s distributable cash flow per unit · Expect to maintain ETE distribution per unit and significantly increase cash coverage and retained cash flow · ETP unitholders to benefit from stronger pro forma cash distribution coverage and reduced cost of capital · Expect the pro forma partnership to receive investment-grade credit ratings · ETP’s incentive distribution rights will be eliminated · Transaction subject to customary approvals, including the approval by a majority of the unaffiliated ETP unitholders – ETE filed its registration statement on Form S-4 with the SEC on August 14, 2018 – The transaction is expected to close in Q4 2018 27TRANSACTION OVERVIEW · Energy Transfer Equity, LP (“ETE”) and Energy Transfer Partners, LP (“ETP”) have entered into a merger agreement providing for the acquisition of ETP by ETE for $27 billion in ETE units – 1.280x ETE common units for each public ETP common unit, implying a price of $23.59 per unit based on ETE’s closing price immediately prior to the announcement of the transaction – Represents an 11% premium to the previous day’s ETP closing price and a 15% premium to 10-day VWAP · Transaction expected to be immediately accretive to ETE’s distributable cash flow per unit · Expect to maintain ETE distribution per unit and significantly increase cash coverage and retained cash flow · ETP unitholders to benefit from stronger pro forma cash distribution coverage and reduced cost of capital · Expect the pro forma partnership to receive investment-grade credit ratings · ETP’s incentive distribution rights will be eliminated · Transaction subject to customary approvals, including the approval by a majority of the unaffiliated ETP unitholders – ETE filed its registration statement on Form S-4 with the SEC on August 14, 2018 – The transaction is expected to close in Q4 2018 27

STRATEGIC RATIONALE

SIMPLIFIES OWNERSHIP STRUCTURE	• Transaction will simplify Energy Transfer's corporate structure • Further aligns economic interests within the Energy Transfer family • Responsive to investor sentiment regarding structural evolution of midstream sector
ELIMINATES IDR BURDEN AND IMPROVES COST OF CAPITAL	• Removing the growing IDR burden for ETP will reduce the cost of equity for the combined entity • Improved cost of capital promotes the ability to compete for organic growth and strategic opportunities
INCREASES RETAINED CASH FLOW AND ENHANCES CREDIT PROFILE	• Increases retained cash flow to accelerate deleveraging – ETE pro forma expected to generate \$2.5 – \$3.0 billion of excess retained cash flow per annum – Reduces common and preferred equity funding needs • Expect the pro forma partnership to receive investment-grade credit ratings
LONGER-TERM DISTRIBUTION SUSTAINABILITY	• Increased distribution coverage provides distribution stability and long-term growth prospects – ~1.6x – 1.9x pro forma distribution coverage ratio enhances funding optionality and reduces reliance on capital markets

28

ILLUSTRATIVE TRANSACTION STRUCTURE – ETE acquires all of the outstanding ETP common units 1 (excluding units owned by ETE or its subsidiaries) in a unit-for-unit exchange at a fixed exchange ratio of 1.280x LE GP Management / Public ETE Insider Unitholders 2 • ETP debt and preferred equity remain in place 2 – The general partner of ETE will be issued new Class A 1 units of ETE such that the general partner and its Energy Transfer affiliates will retain their current voting interest in ETE Equity Public ETP (NYSE: ETE) Unitholders • The Class A units will not be entitled to cash distributions and otherwise have no economic 3 attributes Energy ETP Preferred Transfer ETP Bondholders • The Class A units are not convertible or Equityholders Partners exchangeable for ETE common units (NYSE: ETP) 3 – ETE expects to refinance its term loan and revolver at which point its senior notes become unsecured • No change of control triggered in ETE’s existing notes 29ILLUSTRATIVE TRANSACTION STRUCTURE – ETE acquires all of the outstanding ETP common units 1 (excluding units owned by ETE or its subsidiaries) in a unit-for-unit exchange at a fixed exchange ratio of 1.280x LE GP Management / Public ETE Insider Unitholders 2 • ETP debt and preferred equity remain in place 2 – The general partner of ETE will be issued new Class A 1 units of ETE such that the general partner and its Energy Transfer affiliates will retain their current voting interest in ETE Equity Public ETP (NYSE: ETE) Unitholders • The Class A units will not be entitled to cash distributions and otherwise have no economic 3 attributes Energy ETP Preferred Transfer ETP Bondholders • The Class A units are not convertible or Equityholders Partners exchangeable for ETE common units (NYSE: ETP) 3 – ETE expects to refinance its term loan and revolver at which point its senior notes become unsecured • No change of control triggered in ETE’s existing notes 29

ENHANCED PRO FORMA BALANCE SHEET AND LIQUIDITY POSITION

CONSERVATIVE AND FLEXIBLE FINANCIAL POLICY

- Expect to maintain ETE distribution per unit at current level
- Meaningfully higher retained cash flow to drive further deleveraging
  - ~$2.5 – $3.0 billion per year of distribution coverage expected
  - ~1.6x – 1.9x expected coverage ratio
- Expect to fund majority of growth capex with retained cash flow
- Target leverage metrics consistent with strong investment grade ratings
- Ample liquidity through $5 billion credit facility to provide balance sheet flexibility

DEBT EXCHANGE OVERVIEW



Term loan / Credit Facility Lenders
Refinance Term Loan and Revolver
Energy Transfer Equity (NYSE: ETE)
ETE expects to make exchange offer of ETE Notes into ETP Notes
Energy Transfer Partners (NYSE: ETP)

SIMPLIFIED FINANCIAL STRUCTURE STRENGTHENS BALANCE SHEET AND CREDIT PROFILE AND POSITIONS THE COMPANY FOR FUTURE GROWTH

30

ETE CLASS A UNIT OVERVIEW – Under the ETE partnership agreement, the general partner of ETE, LE GP, has a contractual right to purchase common units from ETE whenever ETE issues common units so that LE GP can maintain its and its affiliates’ collective equity interest percentage in ETE – LE GP and its affiliates currently own approximately 31.0% of the outstanding ETE common units, and following the merger, would own approximately 13.5% of the outstanding ETE common units if it did not exercise its preemptive rights – In connection with the ETP merger, LE GP will agree to waive its preemptive right to purchase additional ETE common units as partial consideration for the issuance of a new series of Class A units to LE GP – Summary terms of Class A units • Represent limited partner interest in ETE that will not be entitled to any cash distributions and will have no other economic attributes • Class A units will be entitled to one vote per Class A unit and will vote together with ETE common units as a single class • The number of Class A Units issued to LE GP will be such that LE GP and its affiliates will maintain their combined current voting interest in ETE following the issuance of ETE common units in the merger • For as long as Kelcy Warren continues as a director or officer of LE GP, upon issuance of additional common units following the closing of the merger, ETE will issue additional Class A Units to LE GP such that the Class A Units will continue to represent, in the aggregate, the same voting interest as they represent upon the closing of the merger 31ETE CLASS A UNIT OVERVIEW – Under the ETE partnership agreement, the general partner of ETE, LE GP, has a contractual right to purchase common units from ETE whenever ETE issues common units so that LE GP can maintain its and its affiliates’ collective equity interest percentage in ETE – LE GP and its affiliates currently own approximately 31.0% of the outstanding ETE common units, and following the merger, would own approximately 13.5% of the outstanding ETE common units if it did not exercise its preemptive rights – In connection with the ETP merger, LE GP will agree to waive its preemptive right to purchase additional ETE common units as partial consideration for the issuance of a new series of Class A units to LE GP – Summary terms of Class A units • Represent limited partner interest in ETE that will not be entitled to any cash distributions and will have no other economic attributes • Class A units will be entitled to one vote per Class A unit and will vote together with ETE common units as a single class • The number of Class A Units issued to LE GP will be such that LE GP and its affiliates will maintain their combined current voting interest in ETE following the issuance of ETE common units in the merger • For as long as Kelcy Warren continues as a director or officer of LE GP, upon issuance of additional common units following the closing of the merger, ETE will issue additional Class A Units to LE GP such that the Class A Units will continue to represent, in the aggregate, the same voting interest as they represent upon the closing of the merger 31

KEY TAKEAWAYS

Business Diversity	• Diversified business model, together with the geographical diversity of our assets, continues to allow our businesses to demonstrate resiliency. The underlying fundamentals of our business are strong and we believe we are in a great position for growth
Capex Program	• Nearing the conclusion of major project backlog spend, and continue to foresee significant EBITDA growth in 2018 from the completion of these projects • The majority of these projects are backed by long-term, fee-based contracts
Balance Sheet	• Will remain prudent as it relates to the balance sheet, lowering leverage and increasing coverage and liquidity
Family Structure	• Energy Transfer Equity, LP ("ETE") and Energy Transfer Partners, LP ("ETP") have entered into a merger agreement providing for the acquisition of ETP by ETE for $27 billion in ETE units
Distribution	• Expect to maintain ETE distribution per unit, and significantly increase cash coverage and retained cash flow post closing of the merger of ETE and ETP

TRANSACTION CREATES ~$90 BILLION ENTERPRISE UNDER A SIMPLIFIED STRUCTURE WITH ENHANCED FINANCIAL FLEXIBILITY AND LOWER COST OF CAPITAL

32

APPENDIXAPPENDIX

CRUDE OIL SEGMENT

Crude Oil Pipelines

- ~9,360 miles of crude oil trunk and gathering lines located in the Southwest and Midwest United States
- Controlling interest in 3 crude oil pipeline systems
  - Bakken Pipeline (~36.37%)
  - Bayou Bridge Pipeline (60%)
  - Permian Express Partners (~88%)



ETP Crude Assets
Midland
Nederland
Facilities
Energy Transfer Crude
Energy Transfer - Bayou Bridge

Crude Oil Acquisition & Marketing

- Crude truck fleet of approximately 370 trucks
- Purchase crude at the wellhead from ~3,000 producers in bulk from aggregators at major pipeline interconnections and trading locations
- Marketing crude oil to major pipeline interconnections and trading locations
- Marketing crude oil to major, integrated oil companies, independent refiners and resellers through various types of sale and exchange transactions
- Storing inventory during contango market conditions

Crude Oil Terminals

- Nederland, TX Crude Terminal - ~26 million barrel capacity
- Northeast Crude Terminals - ~3 million barrel capacity
- Midland, TX Crude Terminal - ~2 million barrel capacity

ETP Opportunities

- Delaware Basin Pipeline has ability to expand by 100 mbpd
- Evaluating Permian Express 4 Expansion Project (formerly PE3 Phase II)
- Aggressively pursuing larger project to move barrels from the Permian Basin to Nederland

34

CRUDE OIL SEGMENT - PERMIAN EXPRESS PARTNERS

Permian Express Partners


Oklahoma
Arkansas
Wichita Falls
Colorado City
Midland
Permian
Corsicana
Longview
Louisiana
Texas
Anchorage
Nederland
Legend
Basin
Nederland Terminal
SXL Assets
ExxonMobil Assets
SunVit - not included in JV

Joint Venture Details

- Strategic joint venture with ExxonMobil (ETP owns ~88% and is the operator)
- Combines key crude oil pipeline network of both companies and aligns ETP's Permian takeaway assets with ExxonMobil's crude pipeline network

35

NGL & REFINED PRODUCTS SEGMENT

NGL Storage

- TET Mont Belvieu Storage Hub ~50 million barrels NGL storage, ~600 Mbpd throughput
- 3 million barrel Mont Belvieu cavern under development
- ~7 million barrels of NGL storage at Marcus Hook, Nederland and Inkster
- Hattiesburg Butane Storage ~3 million barrels

Fractionation

- 4 Mont Belvieu fractionators (420+ Mbpd)
- 40 Mbpd King Ranch, 25 Mbpd Geismar
- 50 Mbpd Houston DeEthanizer and 30 to 50 Mbpd Marcus Hook C3+ Frac in service Q4 2017
- 120 Mbpd Frac V in-service July 2018
- 140 Mbpd Frac VI in-service Q2 2019

NGL Pipeline Transportation

- ~4,300 miles of NGL Pipelines throughout Texas and Northeast
- ~ 1,300 Mbpd of raw make transport capacity in Texas
- ~ 1,130 Mbpd of purity NGL pipeline capacity
  - 732 Mbpd on the Gulf Coast
  - 398 Mbpd in the Northeast



ETP NGL & Refined Products Assets
Marcus Hook
Mont Belvieu
Nederland
Facilities
Energy Transfer NGL/Refined Products

Mariner Franchise

- ~200 Mbpd Mariner South LPG from Mont Belvieu to Nederland
- 50 Mbpd Mariner West ethane to Canada
- 70 Mbpd ME1 ethane and propane to Marcus Hook
- 275 Mbpd[(1)] ME2 NGLs to Marcus Hook (Initial in-service Q3 2018)
- ME2X expected in-service Q2/Q3 2019

Refined Products

- ~2,200 miles of refined products pipelines in the northeast, Midwest and southwest US markets
- 40 refined products marketing terminals with 8 million barrels storage capacity

(1) Upon full completion

36

MIDSTREAM ASSETS

Midstream Asset Map


PA
OH
MD
WV

Midstream Highlights

- Volume growth in key regions:
  - Q1 2018 gathered volumes averaged ~11.3 million mmbtu/d, and NGLs produced were ~503,000 bbls/d, both up over Q1 2017
- Permian Capacity Additions:
  - 200 MMcf/d Panther processing plant in the Midland Basin came online in January 2017
  - 200 MMcf/d Arrowhead processing plant in the Delaware Basin came online early Q3 2017
  - 200 MMcf/d Rebel II processing plant came online in April 2018
  - Due to continued strong demand in the Permian, nearing capacity in both the Delaware and Midland basins
  - Expect 200 MMcf/d Arrowhead II processing plant to come online in Q4 2018

Current Processing Capacity

	Bcf/d	Basins Served
Permian	2.1	Permian, Midland, Delaware
Midcontinent/Panhandle	0.9	Granite Wash, Cleveland
North Texas	0.7	Barnett, Woodford
South Texas	1.9	Eagle Ford
North Louisiana	1.0	Haynesville, Cotton Valley
Southeast Texas	0.4	Eagle Ford, Eagle Bine
Eastern	-	Marcellus Utica

More than 40,000 miles of gathering pipelines with ~ 7.1 Bcf/d of processing capacity

37

INTERSTATE PIPELINE ASSETS

Interstate Asset Map



Rover
Panhandle Eastern
Trunkline
Transwestern
Fayetteville Express
Midcontinent Express
Gulf States
Florida Gas Transmission
Tiger
Sea Robin

Interstate Highlights

Our interstate pipelines provide:

- Stability
  - Approximately 95% of revenue is derived from fixed reservation fees
- Diversity
  - Access to multiple shale plays, storage facilities and markets
- Growth Opportunities
  - Well positioned to capitalize on changing supply and demand dynamics
  - Expect earnings to pick up once Rover is in service
  - In addition, expect to receive significant revenues from backhaul capabilities on Panhandle and Trunkline

	PEPL	TGC [1]	TW	FGT	SR	FEP	Tiger	MEP	Gulf States	Rover[2]	Total
Miles of Pipeline	5,980	2,220	2,570	5,360	830	185	195	500	10	713	18,563
Capacity (Bcf/d)	2.8	0.9	2.1	3.1	2.0	2.0	2.4	1.8	0.1	3.3	20.5
Owned Storage (Bcf)	83.9	13	--	--	--	--	--	--	--	--	96.9
Ownership	100%	100%	100%	50%	100%	50%	100%	50%	100%	32.6%	

~18,600 miles of interstate pipelines with ~21Bcf/d of throughput capacity currently in-service

(1) After abandonment of 30" line being connected to crude service
(2) 100% of mainline capacity in-service. Request has been submitted to FERC to place additional facilities into service

38

INTRASTATE PIPELINE ASSETS

Intrastate Asset Map



- *~ 8,700 miles of intrastate pipelines*
- *~20 Bcf/d of throughput capacity*

Intrastate Highlights

- Continue to expect volumes to Mexico to grow, particularly with the startup of Trans-Pecos and Comanche Trail in Q1 2017, which will result in increased demand for transport services through ETP's existing pipeline network
  - Have seen an increase in 3rd party activity on both of these pipes, mostly via backhaul services being provided to the Trans-Pecos header
- Well positioned to capture additional revenues from anticipated changes in natural gas supply and demand in the next five years
- Red Bluff Express Pipeline connects the Orla Plant, as well as 3rd party plants, to the Waha Oasis Header, and went into service in Q2 2018
  - An expansion to Red Bluff Express is expected online in 2H 2019

In Service					
	Capacity (Bcf/d)	Pipeline (Miles)	Storage Capacity (Bcf)	Bi-Directional Capabilities	Major Connect Hubs
Trans Pecos & Comanche Trail Pipelines	2.5	338	NA	No	Waha Header, Mexico Border
ET Fuel Pipeline	5.2	2,780	11.2	Yes	Waha, Katy, Carthage
Oasis Pipeline	1.2	750	NA	Yes	Waha, Katy
Houston Pipeline System	5.3	3,920	52.5	No	HSC, Katy, Aqua Dulce
ETC Katy Pipeline	2.4	460	NA	No	Katy
RIGS [1]	2.1	450	NA	No	Union Power, LA Tech
Red Bluff Express	1.4	100	NA	No	Waha

(1) ETP owns a 49.99% general partnership interest

39

INTRASTATE SEGMENT: MEXICO (CFE)



ETC Mexico Projects
New Mexico
Texas
San Elizario
Waha
Presidio
Robstown Crossover
Agua Dulce
Edinburg/Arguelles
Legend
Points of Interest
Robstown Crossover
Edinburg/Arguelles Pipeline
Pyote Lateral
Trans-Pecos Pipeline
Comanche Trail Pipeline
ETC Pipelines
ETP Transwestern

Waha Header System

- 6 Bcf/d Header System
- Will connect to:
  - Trans-Pecos & Comanche Trail Pipelines
  - ETP's vast interstate and intrastate pipeline network
  - Multiple 3rd party pipelines

Comanche Trail Pipeline

- ~195 miles of 42" intrastate natural gas pipeline from Waha header to Mexico border
- Capacity of 1.135 Bcf/d
- Markets: Interconnect with San Isidro Pipeline at US-Mexico border
- ETP Ownership:16%
- In-Service: Q1 2017

Trans-Pecos Pipeline

- 143 miles of 42" intrastate natural gas pipeline and header system
- Capacity of 1.356 Bcf/d
- Markets: Interconnect with Mexico's 42" Ojinaga Pipeline at US-Mexico border
- ETP Ownership:16%
- In-Service: Q1 2017

40

ETP NON-GAAP FINANCIAL MEASURES 41ETP NON-GAAP FINANCIAL MEASURES 41

ETP NON-GAAP FINANCIAL MEASURES Segment Margin is a non-GAAP financial measure and is presented herein to assist in the analysis of segment operating results and particularly to facilitate an understanding of the impacts that changes in sales revenues have on the segment performance measure of Segment Adjusted EBITDA. Segment Margin is similar to the GAAP measure of gross margin, except that Segment Margin excludes charges for depreciation, depletion and amortization. Following is a reconciliation of Segment Margin to operating income, as reported in the Partnership’s consolidated statements of operations: 42ETP NON-GAAP FINANCIAL MEASURES Segment Margin is a non-GAAP financial measure and is presented herein to assist in the analysis of segment operating results and particularly to facilitate an understanding of the impacts that changes in sales revenues have on the segment performance measure of Segment Adjusted EBITDA. Segment Margin is similar to the GAAP measure of gross margin, except that Segment Margin excludes charges for depreciation, depletion and amortization. Following is a reconciliation of Segment Margin to operating income, as reported in the Partnership’s consolidated statements of operations: 42

ETE NON-GAAP FINANCIAL MEASURES 2016 2017 2018 Full Year Q1 Q2 Q3 Q4 YTD Q1 Q2 YTD Net income attributable to partners $ 995 $ 239 $ 212 $ 252 $ 251 $ 954 $ 3 63 $ 355 $ 718 Equity in earnings related to investments in ETP, Sunoco LP and USAC (1,374) (325) (273) (310) (335) (1,243) (414) (420) (834) Total cash distributions from investments in subsidiaries 1,459 262 284 317 311 1,174 443 454 897 Amortization included in interest expense (excluding ETP, Sunoco LP and USAC) 12 23 22 9 2 35 Lake Charles LNG maintenance capital expenditures — — — (1) (1) (2) — — — Other non-cash (excluding ETP, Sunoco LP and USAC) 56 34 10 10 34 88 6 11 17 Distributable Cash Flow 1,148 212 236 270 262 980 400 403 803 Transaction-related expenses 59 3 4 1 1 9 (5) 4 (1) Distributable Cash Flow, as adjusted $ 1,207 $ 215 $ 240 $ 271 $ 263 $ 989 $ 3 95 $ 407 $ 802 Total cash distributions to be paid to the partners of ETE 974 251 251 257 266 1025 266 354 620 Distribution coverage ratio 1.24x 0.86x 0.96x 1.05x 0.99x 0.96x 1.48x 1.15x 1.29x Distributable Cash Flow and Distributable Cash Flow, as adjusted. The Partnership defines Distributable Cash Flow and Distributable Cash Flow, as adjusted, for a period as cash distributions expected to be received in respect of such period in connection with the Partnership’s investments in limited and general partner interests, net of the Partnership’s cash expenditures for general and administrative costs and interest expense. The Partnership’s definitions of Distributable Cash Flow and Distributable Cash Flow, as adjusted, also include distributable cash flow from Lake Charles LNG to the Partnership. For Distributable Cash Flow, as adjusted, certain transaction-related expenses that are included in net income are excluded. Distributable Cash Flow is a significant liquidity measure used by the Partnership’s senior management to compare net cash flows generated by the Partnership to the distributions the Partnership expects to pay its unitholders. Due to cash expenses incurred from time to time in connection with the Partnership’s merger and acquisition activities and other transactions, Distributable Cash Flow, as adjusted, is also a significant liquidity measure used by the Partnership’s senior management to compare net cash flows generated by the Partnership to the distributions the Partnership expects to pay its unitholders. Using these measures, the Partnership’s management can compute the coverage ratio of estimated cash flows for a period to planned cash distributions for such period. Distributable Cash Flow and Distributable Cash Flow, as adjusted, are also important non-GAAP financial measures for our limited partners since these indicate to investors whether the Partnership’s investments are generating cash flows at a level that can sustain or support an increase in quarterly cash distribution levels. Financial measures such as Distributable Cash Flow and Distributable Cash Flow, as adjusted, are quantitative standards used by the investment community with respect to publicly traded partnerships because the value of a partnership unit is in part measured by its yield (which in turn is based on the amount of cash distributions a partnership can pay to a unitholder). The GAAP measure most directly comparable to Distributable Cash Flow, and Distributable Cash Flow, as adjusted, is net income for ETE on a stand-alone basis (the “Parent Company”). Distribution Coverage Ratio. The Partnership defines Distribution Coverage Ratio for a period as Distributable Cash Flow, as adjusted, divided by total cash distributions expected to be paid to the partners of ETE in respect of such period. 43ETE NON-GAAP FINANCIAL MEASURES 2016 2017 2018 Full Year Q1 Q2 Q3 Q4 YTD Q1 Q2 YTD Net income attributable to partners $ 995 $ 239 $ 212 $ 252 $ 251 $ 954 $ 3 63 $ 355 $ 718 Equity in earnings related to investments in ETP, Sunoco LP and USAC (1,374) (325) (273) (310) (335) (1,243) (414) (420) (834) Total cash distributions from investments in subsidiaries 1,459 262 284 317 311 1,174 443 454 897 Amortization included in interest expense (excluding ETP, Sunoco LP and USAC) 12 23 22 9 2 35 Lake Charles LNG maintenance capital expenditures — — — (1) (1) (2) — — — Other non-cash (excluding ETP, Sunoco LP and USAC) 56 34 10 10 34 88 6 11 17 Distributable Cash Flow 1,148 212 236 270 262 980 400 403 803 Transaction-related expenses 59 3 4 1 1 9 (5) 4 (1) Distributable Cash Flow, as adjusted $ 1,207 $ 215 $ 240 $ 271 $ 263 $ 989 $ 3 95 $ 407 $ 802 Total cash distributions to be paid to the partners of ETE 974 251 251 257 266 1025 266 354 620 Distribution coverage ratio 1.24x 0.86x 0.96x 1.05x 0.99x 0.96x 1.48x 1.15x 1.29x Distributable Cash Flow and Distributable Cash Flow, as adjusted. The Partnership defines Distributable Cash Flow and Distributable Cash Flow, as adjusted, for a period as cash distributions expected to be received in respect of such period in connection with the Partnership’s investments in limited and general partner interests, net of the Partnership’s cash expenditures for general and administrative costs and interest expense. The Partnership’s definitions of Distributable Cash Flow and Distributable Cash Flow, as adjusted, also include distributable cash flow from Lake Charles LNG to the Partnership. For Distributable Cash Flow, as adjusted, certain transaction-related expenses that are included in net income are excluded. Distributable Cash Flow is a significant liquidity measure used by the Partnership’s senior management to compare net cash flows generated by the Partnership to the distributions the Partnership expects to pay its unitholders. Due to cash expenses incurred from time to time in connection with the Partnership’s merger and acquisition activities and other transactions, Distributable Cash Flow, as adjusted, is also a significant liquidity measure used by the Partnership’s senior management to compare net cash flows generated by the Partnership to the distributions the Partnership expects to pay its unitholders. Using these measures, the Partnership’s management can compute the coverage ratio of estimated cash flows for a period to planned cash distributions for such period. Distributable Cash Flow and Distributable Cash Flow, as adjusted, are also important non-GAAP financial measures for our limited partners since these indicate to investors whether the Partnership’s investments are generating cash flows at a level that can sustain or support an increase in quarterly cash distribution levels. Financial measures such as Distributable Cash Flow and Distributable Cash Flow, as adjusted, are quantitative standards used by the investment community with respect to publicly traded partnerships because the value of a partnership unit is in part measured by its yield (which in turn is based on the amount of cash distributions a partnership can pay to a unitholder). The GAAP measure most directly comparable to Distributable Cash Flow, and Distributable Cash Flow, as adjusted, is net income for ETE on a stand-alone basis (the “Parent Company”). Distribution Coverage Ratio. The Partnership defines Distribution Coverage Ratio for a period as Distributable Cash Flow, as adjusted, divided by total cash distributions expected to be paid to the partners of ETE in respect of such period. 43